November 14, 2006

Randy Hardin
Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Road
Carrollton, Texas 75006

Re: Universal Power Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 26, 2006
File No. 333-137265

Dear Mr. Hardin:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competition, page 43

1.   We note your revised disclosure in the third bullet point on page 44. Please clarify what you mean by "[u]p to 50% or more . . . ." Does your inventory consist of "up to 50%" of products you are required to carry under your agreement with Brinks, or "50% or more"? Also, please tell us where which provision of your agreement with Brinks requires you to maintain this inventory level.

Financial Statements – page F-1

2.   Please refer to prior comment 31. Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

3.   We note that a forward stock split of 6.07404258 to 1 was effective October 25, 2006. Please revise all shares and per share amounts to retroactively adjust to reflect the stock split.

Note B. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

4.   Please refer to prior comment 34. Explain in detail the buy-back agreement you have with customers discussed on page 39 and the impact this has on your revenue recognition.

5.   We have considered your response to our prior comment 34. We are still uncertain how you have determined that it is appropriate to recognize revenue on a gross basis under EITF 99-19. Specifically, we note the purchase agreement with Brink's included as Exhibit 10.6, states, (i) as requested by Brink's, UPG, as Brinks' agent, shall procure components…from manufactures specified by Brink's with whom Brink's negotiated contracts, (ii) these prices remain firm throughout the term of the purchase agreement and (iii) in the event of a return, Brink's shall pay a restock charge. Specifically address each of the factors of EITF 99-19 and tell us how you applied such factors in determining the appropriate accounting treatment for your arrangement with Brink's. Additionally, revise your disclosure to expand on the discussion of your relationship with Brink's and the specific criteria that you are relying upon in order to account for the revenues under this arrangement on a gross basis. Also, we note on page 28 that you provide Brink's with battery recycling at no extra charge. Please explain how you account for this service.

Note F. Related Party Transactions, page F-14

6.   Revise to disclose the terms of the related party note, including maturity date and interest rate. Also, discuss the triggering events that would cause the note to be immediately due and payable, as disclosed on page 35.

7.   We also note that immediately before the effective date of this offering, you will declare a dividend estimated to be $2 million to Zunicom. Revise here or in a subsequent event footnote to disclose.

Exhibits

8.   We reissue prior comment 39 and note that, for example, exhibits 10.5(c), 10.5(d) and 10.10 were not executed by all the parties to those agreements.

9.   We note that you have requested confidential treatment for portions of exhibit 10.6. We will review and provide any comments on your request separately. Please resolve all comments regarding your request before requesting acceleration of the effectiveness of this registration statement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Joel J. Goldschmidt, Esq. – Mores, Zelnick, Rose & Lander LLP